UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHESAPEAKE GRANITE WASH TRUST
(Name of Issuer)

Common Units representing Beneficial Interests
(Title of Class of Securities)
16185109
(CUSIP Number)
James R. Webb
Executive Vice President - General Counsel
and Corporate Secretary
Chesapeake Energy Corporation
and
Chesapeake Exploration, L.L.C.
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to:
Gene J. Oshman
Clinton W. Rancher
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002
(713) 229-1234

June 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A Amendment No. 1

CUSIP No. 16185109

(1)		Name of Reporting Person Chesapeake Energy Corporation
(2)		Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)		SEC use only
(4)		Source of Funds OO (See Item 3)
(5)		Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) Or 2(e) ☐
(6)		Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power* 23,750,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power* 23,750,000
(11)		Aggregate Amount Beneficially Owned by Reporting Person* 23,750,000
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)		Percent of Class Represented by Amount In Row (11)** Approximatey 50.8%
(14)		Type of Reporting Person CO

* Includes 11,687,500 common units that were issued on June 30, 2017 upon the one-for-one conversion of all of the issued and outstanding subordinated units of Chesapeake Granite Wash Trust (the “Trust”) upon the termination of the subordination period pursuant to the Amended and Restated Trust Agreement of the Trust, which is incorporated herein by reference to Exhibit 3.1 to the Trust’s Current Report on Form 8-K filed with the Commission on November 21, 2011.

** Based on the number of common units issued and outstanding as of June 30, 2017, as reported to the Reporting Persons by the Trust.

SCHEDULE 13D/A Amendment No. 1

CUSIP No. 16185109

(1)		Name of Reporting Person Chesapeake Exploration, L.L.C.
(2)		Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)		SEC use only
(4)		Source of Funds OO (See Item 3)
(5)		Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) Or 2(e) ☐
(6)		Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power* 23,750,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power* 23,750,000
(11)		Aggregate Amount Beneficially Owned by Reporting Person* 23,750,000
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)		Percent of Class Represented by Amount In Row (11)** Approximately 50.8%
(14)		Type of Reporting Person OO (Limited Liability Company)

* Includes 11,687,500 common units that were issued on June 30, 2017 upon the one-for-one conversion of all of the issued and outstanding subordinated units of the Trust upon the termination of the subordination period pursuant to the Amended and Restated Trust Agreement of the Trust, which is incorporated herein by reference to Exhibit 3.1 to the Trust’s Current Report on Form 8-K filed with the Commission on November 21, 2011.

** Based on the number of common units issued and outstanding as of June 30, 2017, as reported to the Reporting Persons by the Trust.

SCHEDULE 13D/A Amendment No. 1

Explanatory Note

This Amendment No. 1 to Schedule 13D amends the statements on Schedule 13D filed on November 28, 2011, by Chesapeake Energy Corporation (“Chesapeake”) and Chesapeake Exploration, L.L.C. (“Chesapeake Exploration” and, together with Chesapeake, the “Reporting Persons”) (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1.    Security and Issuer

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D/A relates to the common units representing beneficial interests of Chesapeake Granite Wash Trust, a Delaware statutory trust, whose principal executive offices are located at 919 Congress Avenue, Suite 500, Austin, Texas 78701. The telephone number at that location is (512) 236-6555.

Item 2.    Identity and Background

Items 2(a) - (f) are hereby amended and restated as follows:

The persons filing this statement are Chesapeake, an Oklahoma corporation, and Chesapeake Exploration, an Oklahoma limited liability company.

Chesapeake is an oil and natural gas exploration and production company headquartered in Oklahoma City, Oklahoma. Chesapeake Exploration is a wholly owned subsidiary of Chesapeake. The principal business address of Chesapeake and Chesapeake Exploration is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The names and present principal occupation or employment of the directors and executive officers of Chesapeake and Chesapeake Exploration are as listed below (collectively, the “Listed Persons”). Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with each of Chesapeake and Chesapeake Exploration.

Name	Position with Chesapeake and/or Chesapeake Exploration
Robert Lawler	President and Chief Executive Officer and Director of Chesapeake and President and Chief Executive Officer of Chesapeake Exploration
Domenic Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer of Chesapeake and Chesapeake Exploration
Frank Patterson	Executive Vice President - Exploration and Production of Chesapeake and Chesapeake Exploration
M. Jason Pigott	Executive Vice President - Operations and Technical Services of Chesapeake and Chesapeake Exploration
James Webb	Executive Vice President - General Counsel and Corporate Secretary of Chesapeake and Chesapeake Exploration
R. Brad Martin	Chairman, Chesapeake
Gloria Boyland	Director, Chesapeake
Luke Corbett	Director, Chesapeake
Archie Dunham	Director, Chesapeake
Merrill Miller, Jr.	Director, Chesapeake
Thomas Ryan	Director, Chesapeake
None of Chesapeake, Chesapeake Exploration or any of the Listed Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Listed Persons are citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following paragraph:

All 11,687,500 of the Trust’s issued and outstanding subordinated units were converted into common units on a one-for-one basis, effective June 30, 2017, upon the expiration of the subordination period pursuant to Section 3.15(b) of the Trust’s Amended and Restated Trust Agreement, which is incorporated herein by reference to Exhibit 3.1 to the Trust’s Current Report on Form 8-K filed with the Commission on November 21, 2011.

Item 4.    Purpose of the Transaction

No changes to this Item.

Item 5.    Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

The Reporting Persons beneficially own 23,750,000 common units, all of which common units are held directly by Chesapeake Exploration. Chesapeake, as the ultimate parent of Chesapeake Exploration, shares both voting power and dispositive power with respect to all of the common units reported herein, The 23,750,000 common units beneficially owned by the Reporting Persons represent approximately 50.8% of the outstanding common units. [In addition, as of June 30, 2017, certain of the Listed Persons beneficially own the number and percentage of common units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Domenic J. Dell’Osso, Jr.	10,000	*

* Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of common units (46,750,000) issued and outstanding as of June 30, 2017, after giving effect to the conversion of the subordinated units, as reported to the Reporting Persons by the Trust.

Item 6.    Contracts, Arrangements, Undertaking or Relationships with Respect to Securities of the Issuer

No changes to this Item.

Item 7.    Material to be Filed as Exhibits

No changes to this Item.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2017	Chesapeake Energy Corporation

	By:	/s/ James R. Webb
	Name:	James R. Webb
	Title:	Executive Vice President - General Counsel and Corporate Secretary

Chesapeake Exploration, L.L.C.

	By:	/s/ James R. Webb
	Name:	James R. Webb
	Title:	Executive Vice President - General Counsel and Corporate Secretary